Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133634

PROSPECTUS

257,620 Shares

TXCO Resources Inc.

Common Stock
___________________________

We are registering 257,620 shares of our common stock for resale by the selling stockholders identified in this prospectus.  Specifically, this prospectus relates to the resale of:

• an aggregate 124,287 shares of our common stock purchased by certain selling stockholders from the Company on April 4, 2006; and

• 133,333 shares of our common stock issued to one of our directors in connection with the exercise of a warrant on January 25, 2006.

For a description of the plan of distribution of the resale shares, see page 15 of this prospectus.  The selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended.

We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

In May 2007, we changed our name from The Exploration Company of Delaware, Inc., to TXCO Resources Inc.  Our common stock is currently traded on The Nasdaq Global Select Marketsm under the symbol “TXCO.”  On June 4, 2007, the last reported sales price for our common stock was $12.16 per share.  Our principal executive office is located at 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258.  Our telephone number is (210) 496-5300.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.  PLEASE CAREFULLY CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 3 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

________________________

The date of this prospectus is June 6, 2007.

TABLE OF CONTENTS
                                Page

SUMMARY	1
TXCO RESOURCES INC.	1
RISK FACTORS	3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	10
SELLING STOCKHOLDERS	10
REGISTRATION RIGHTS OF SELLING STOCKHOLDERS	13
PLAN OF DISTRIBUTION	15
USE OF PROCEEDS	16
LEGAL MATTERS	16
EXPERTS	17
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	17
WHERE YOU CAN FIND MORE INFORMATION	18

You should rely only on the information contained or incorporated or deemed to be incorporated by reference in this prospectus.  We have not authorized anyone to provide you with different information.  The offered shares are not being offered in any jurisdiction where the offer or sale is not permitted.  The information contained in this prospectus speaks only as of the date of this prospectus and the information in the documents incorporated or deemed to be incorporated by reference in this prospectus speaks only as of the respective dates those documents were filed with the Securities and Exchange Commission (the “Commission”).

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information.  All of the summaries are qualified in their entirety by the actual documents.  Copies of some of the documents referred to herein have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part and you may obtain copies of those documents as described below under “Incorporation of Certain Documents by Reference.”

As used in this prospectus, “the Company,” “we,” “our,” “ours,” and “us” refer to TXCO Resources Inc. and its consolidated subsidiaries, except where the context otherwise requires or as otherwise clearly indicated.

SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto incorporated by reference in this prospectus.  Because it is a summary, it does not contain all the information that you should consider before investing.  You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto before making an investment decision.

TXCO RESOURCES INC.

TXCO Resources Inc. was incorporated in the State of Colorado in 1979 as The Exploration Company and reincorporated in the State of Delaware in 1999, becoming The Exploration Company of Delaware, Inc.  In May 2007, we changed our name to TXCO Resources Inc.  Our trading symbol on The Nasdaq Global Select MarketSM is “TXCO.”  Our contact information is (1) by mail: 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258, (2) by phone: (210) 496-5300.  Our web site is www.txco.com.  Information on our web site is not part of this prospectus.

Our primary business operations are exploration, exploitation, development, production and acquisition of onshore domestic oil and gas reserves. We have a consistent record of long-term growth in proved oil and gas reserves, leasehold acreage position, production and cash flow through our established exploration, exploitation and development programs. Our business strategy is to build stockholder value by acquiring undeveloped and partially developed mineral interests and internally developing a multi-year drilling inventory through the use of advanced technologies, such as 3-D seismic and horizontal drilling. We strive to discover, develop and/or acquire more oil and gas reserves than we produce each year from these internally developed prospects and acquisitions.  As opportunities arise, we may selectively participate with industry partners in prospects generated internally as well as by other parties. We attempt to maximize the value of our technical expertise by contributing our geological, geophysical and operational core competencies through joint ventures or other forms of strategic alliances with well capitalized industry partners in exchange for carried interests in seismic acquisitions, leasehold purchases and/or wells to be drilled. From time to time, we offer portions of our developed and undeveloped mineral interests for sale. We finance our activities through internally generated operating cash flows, as well as debt financing and equity offerings, or sale of interests in properties when favorable terms or opportunities are available.

Management’s ongoing strategy for improved stockholder value includes maintaining a focus on our core business of oil and gas exploration, exploitation and production. This strategy allows us to attract recognized industry partners, expand our core area leasehold acreage, and increase our 3-D seismic database and interpretative skill set. This strategy, coupled with our drill bit success, allows us to grow our reserve base while maintaining a conservative debt profile. We focus primarily on the Maverick Basin and have successfully established a multi-year portfolio of drilling targets within this area. To support our growing asset base in the Maverick Basin, we own a 91-mile natural gas gathering system that assures our access to North American markets, and enables us to realize higher prices for our natural gas and better share in proceeds from extraction of natural gas liquids.

Our established operating strategy includes the pursuit of multiple growth opportunities and diversified exploration and exploitation targets within our core area of operations. We are well positioned to pursue new oil and gas reserves and expand our production base by aggressively expanding our surrounding lease holdings where geology indicates the likely continuation of known or prospective oil and gas producing formations. The Maverick Basin offers a diversity of hydrocarbon-bearing horizons.  We recently expanded our scope of operations by acquiring Output Exploration, LLC, a privately held oil and gas exploration and production company headquartered in Houston, Texas, and holding significant producing properties in the Anadarko (Oklahoma) and Gulf Coast (Texas and Louisiana) basins.

In addition to our focus on our core oil and natural gas producing properties and higher margin exploration and exploitation activities in the Maverick Basin, we are pursuing opportunities for further development of properties acquired by way of the Output acquisition and evaluating our Marfa Basin acreage.

The Offering

Common stock covered hereby
257,620 shares of our common stock held by the selling stockholders, (1) 124,287 of which were purchased by certain selling stockholders from the Company on April 4, 2006 in a private placement transaction, and (2) 133,333 of which were issued to one of our directors in connection with the exercise of a warrant on January 25, 2006.

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders.

Registration Rights
Pursuant to a registration rights agreement between the Company and the selling stockholders who purchased shares in the private placement, we previously filed a registration statement on Form S−1 (Registration No. 333−133634) registering the shares covered hereby.  We have filed a post−effective amendment to the registration statement on Form S-1 to re−register the shares that remain unsold by a registration statement on Form S−3, of which this prospectus forms a part, and to incorporate the information contained in our reports filed with the Securities and Exchange Commission into the prospectus filed hereunder.
We have agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable, and to use commercially reasonable efforts to keep the registration statement effective for a period that will terminate upon the earlier of (i) the date all shares purchased in the private placement and registered under the registration statement, as amended, have been sold, (ii) the date all such shares (other than those owned by affiliates of the Company) may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended, or (iii) April 4, 2008.  Subject to certain limited exceptions, if after effectiveness sales cannot be made pursuant to the registration statement (subject to certain limited exceptions), we are required to pay liquidated damages to each selling stockholder (holding shares purchased in the private placement) in an amount per month equal to 1% of the amount purchased by such selling stockholder from the Company in the private placement, limited to a total of 10%.
Pursuant to the terms of the warrant issued to one of our directors in February 2000 (prior to his election to our Board of Directors), we are required to include in the registration statement of which this prospectus is a part 133,333 shares of our common stock acquired by such director on January 25, 2006 upon the exercise of such warrant.

Nasdaq Global Select MarketSM symbol	TXCO

RISK FACTORS

You should carefully consider the risks described below before making an investment decision.  The risks described below are not the only ones facing our Company.  Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks.  The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

This prospectus contains forward-looking statements that involve risks and uncertainties.  Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.  See “Special Note Regarding Forward Looking Statements.”

Risks Relating to Our Business

Our future success depends upon our ability to find, develop and acquire additional oil and gas reserves that are economically recoverable.

The rate of production from oil and natural gas properties declines as reserves are depleted. As a result, we must locate and develop or acquire new oil and gas reserves to replace those being depleted by production. We must do this even during periods of low oil and gas prices when it is difficult to raise the capital necessary to finance activities. Without successful exploration or acquisition activities, our reserves and revenues will decline. We may not be able to find and develop or acquire additional reserves at an acceptable cost or have necessary financing for these activities.

Oil and gas drilling is a high-risk activity.

Our future success will depend on the success of our drilling programs. In addition to the numerous operating risks described in more detail below, these activities involve the risk that no commercially productive oil or gas reservoirs will be discovered. In addition, we are often uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including, but not limited to, the following:

•	unexpected drilling conditions;
•	pressure or irregularities in formations;
•	equipment failures or accidents;
•	adverse weather conditions;
•	inability to comply with governmental requirements; and
•	shortages or delays in the availability of drilling rigs and the delivery of equipment.

If we experience any of these problems, our ability to conduct operations could be adversely affected.

Factors beyond our control affect our ability to market oil and gas.

Our ability to market oil and gas from our wells depends upon numerous factors beyond our control. These factors include, but are not limited to, the following:

•	the level of domestic production and imports of oil and gas;
•	the proximity of gas production to gas pipelines;
•	the availability of pipeline capacity;
•	the demand for oil and gas by utilities and other end users;

•	the availability of alternate fuel sources;
•	the effect of inclement weather;
•	state and federal regulation of oil and gas marketing; and
•	federal regulation of gas sold or transported in interstate commerce.

If these factors were to change dramatically, our ability to market oil and gas or obtain favorable prices for our oil and gas could be adversely affected.

The marketability of our production may be dependent upon transportation facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity, and capacity of oil and gas pipelines, crude oil trucking, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We transport our crude oil through pipelines and trucks that we do not own, and we deliver some of our natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future or may become inadequate for oil and gas volumes produced.

Oil and natural gas prices are volatile. A substantial decrease in oil and natural gas prices could adversely affect our financial results.

Our future financial condition, results of operations and the carrying value of our oil and natural gas properties depend primarily upon the prices we receive for our oil and natural gas production. Oil and natural gas prices historically have been volatile and likely will continue to be volatile in the future, especially given current world geopolitical conditions. Our cash flow from operations is highly dependent on the prices that we receive for oil and natural gas. This price volatility also affects the amount of our cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow or have outstanding under our bank credit facility is subject to semi-annual redeterminations. Oil prices are likely to affect us more than natural gas prices because approximately 81% of our proved reserves are oil. The prices for oil and natural gas are subject to a variety of additional factors that are beyond our control. These factors include:

•	the level of consumer demand for oil and natural gas;
•	the domestic and foreign supply of oil and natural gas;
•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	the price of foreign oil and natural gas;
•	domestic governmental regulations and taxes;
•	the price and availability of alternative fuel sources;
•	weather conditions, including hurricanes and tropical storms in and around the Gulf of Mexico;
•	market uncertainty;
•	political conditions in oil and natural gas producing regions, including the Middle East; and
•	worldwide economic conditions.

These factors and the volatility of the energy markets generally make it extremely difficult to predict future oil and natural gas price movements with any certainty. Also, oil and natural gas prices do not necessarily move in tandem. Declines in oil and natural gas prices would not only reduce revenue, but could reduce the amount of oil and natural gas that we can produce economically and, as a result, could have a material adverse effect upon our financial condition, results of operations, oil and natural gas reserves and the carrying values of our oil and natural gas properties. If the oil and natural gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned expenditures.

The prices we receive for our production and sales may actually vary from prices posted for national markets and exchanges for commodities.  These prices may vary significantly from national markets for these commodities such as NYMEX. While the disparity between these markets is not significant today, these prices have diverged in the past and could diverge in the future.

 We may not be able to replace our reserves or generate cash flows if we are unable to raise capital.

We make, and will continue to make, substantial capital expenditures for the exploration, exploitation, acquisition and production of oil and gas reserves. Historically, we have financed these expenditures primarily with cash generated by operations and proceeds from bank borrowings and equity financing. If our revenues or borrowing base decrease as a result of lower oil and gas prices, operating difficulties or declines in reserves, we may not have the capital necessary to undertake or complete future drilling programs. Additional debt or equity financing or cash generated by operations may not be available to meet these requirements.

We face strong competition from other energy companies that may negatively affect our ability to carry on operations.

We operate in the highly competitive areas of oil and gas exploration, development and production. Factors which affect our ability to successfully compete in the marketplace include, but are not limited to, the following:

•	the availability of funds and information relating to a property;
•	the standards established by us for the minimum projected return on investment;
•	the availability of alternate fuel sources; and
•	the intermediate transportation of gas.

Our competitors include major integrated oil companies, substantial independent energy companies, affiliates of major interstate and intrastate pipelines, and national and local gas gatherers. Many of these competitors possess greater financial and other resources than we do.

The inability to control associated entities could adversely affect our business.

We do not operate all of our properties on our own. We may enter into partnering relationships with other entities over which we have little or no control. Because we have limited or no control over such entities, we may not be able to direct their operations, or ensure that their operations on our behalf will be completed in a timely and efficient manner. Any delays in such business entities’ operations could adversely affect our operations.

There are risks in acquiring producing properties.

We constantly evaluate opportunities to acquire oil and natural gas properties and frequently engage in bidding and negotiating for these acquisitions. If successful in this process, we may alter or increase our capitalization through the issuance of additional debt or equity securities, the sale of production payments or other measures. Any change in capitalization affects our risk profile.

A change in capitalization, however, is not the only way acquisitions affect our risk profile. Acquisitions may alter the nature of our business. This could occur when the character of acquired properties is substantially different from our existing properties in terms of operating or geologic characteristics.

Operating hazards may adversely affect our ability to conduct business.

Our operations are subject to risks inherent in the oil and gas industry, including, but not limited to, the following:

•	blowouts;
•	cratering;
•	explosions;

•	uncontrollable flows of oil, gas or well fluids;
•	fires;
•	pollution; and
•	other environmental risks.

These risks could result in substantial losses to us from injury and loss of life, damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Governmental regulations may impose liability for pollution damage or result in the interruption or termination of operations.

If losses and liabilities from drilling and operating activities are not deemed fully covered by our insurance policies, it could have a material adverse effect on our financial condition and operations.

Although we maintain several types of insurance to cover our operations, we may not be able to maintain adequate insurance in the future at rates we consider reasonable, or losses may exceed the maximum limits under our insurance policies. If a significant event that is not fully insured or indemnified occurs, it could materially and adversely affect our financial condition and results of operations.

Compliance with environmental and other government regulations could be costly and could negatively impact production.

Our operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Without limiting the generality of the foregoing, these laws and regulations may:

•	require the acquisition of a permit before drilling commences;
•	restrict the types, quantities and concentration of various substances that can be released into the environment from drilling and production activities;
•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas;
•	require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells; and
•	impose substantial liabilities for pollution resulting from our operations.

The recent trend toward stricter standards in environmental legislation and regulation is likely to continue. The enactment of stricter legislation or the adoption of stricter regulation could have a significant impact on our operating costs, as well as on the oil and gas industry in general.

Our operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations. We maintain insurance coverage for our operations, but we do not believe that insurance coverage for environmental damages that occur over time or complete coverage for sudden and accidental environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur.

You should not place undue reliance on reserve information because reserve information represents estimates.

While estimates of our oil and gas reserves, and future net cash flows attributable to those reserves, were prepared by independent petroleum engineers, there are numerous uncertainties inherent in estimating quantities of proved reserves and cash flows from such reserves, including factors beyond our control and the control of engineers. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of an estimate of quantities of reserves, or of cash flows attributable to these reserves, is a function of many factors, including, but not limited to, the following:

•	the available data;
•	assumptions regarding future oil and gas prices;
•	expenditures for future development and exploitation activities; and
•	engineering and geological interpretation and judgment.

Reserves and future cash flows may also be subject to material downward or upward revisions based upon production history, development and exploitation activities and oil and gas prices. Actual future production, revenue, taxes, development expenditures, operating expenses, quantities of recoverable reserves and value of cash flows from those reserves may vary significantly from the estimates. In addition, reserve engineers may make different estimates of reserves and cash flows based on the same available data. For the reserve calculations, oil was converted to gas equivalent at six mcf of gas for one Bbl of oil. This ratio approximates the energy equivalency of gas to oil on a Btu basis. However, it may not represent the relative prices received from the sale of our oil and gas production.

The estimated quantities of proved reserves and the discounted present value of future net cash flows attributable to those reserves included in this document were prepared by independent petroleum engineers in accordance with the rules of the SFAS 69 and the SEC. These estimates are not intended to represent the fair market value of our reserves. The future net cash flows are based upon the prices received on December 31 of each year.

Loss of executive officers or other key employees could adversely affect our business.

Our success is dependent upon the continued services and skills of our current executive management and other key employees. The loss of services of any of these key personnel could have a negative impact on our business because of such personnel’s skills and industry experience and the difficulty of promptly finding qualified replacement personnel.

Our use of hedging arrangements could result in financial losses or reduce our income.

We sometimes engage in hedging arrangements to reduce our exposure to fluctuations in the prices of oil and natural gas for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including, without limitation, when:

•	production is less than expected;
•	the counterparty to the hedging contract defaults on our contract obligations; or
•	there is a change in the expected differential between the underlying price in the hedging agreement and the actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

Acquisition of entire businesses may be a component of our growth strategy; our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

We have recently made a significant acquisition of another oil and gas company, and it is possible that we will acquire additional entire businesses in the future. Potential risks involved in the acquisition of such businesses include the inability to satisfy closing conditions, continue to identify business entities for acquisition or the inability to make acquisitions on terms that we consider economically acceptable. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth requires us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Risks Relating to an Investment in Our Common Stock

We may issue additional capital stock to raise capital, or as partial consideration in acquisitions, which would dilute current investors.

Our board of directors may determine in the future that we need to obtain additional capital through the issuance of additional shares of preferred stock, common stock or other securities. Further, we may issue additional shares of our capital stock to sellers in mergers or acquisitions as purchase consideration. Any such issuance will dilute the ownership percentage of the current holders of the Common Stock. In March 2006, we issued 3.0 million shares of our common stock in a private placement to raise additional capital. Further, a portion of the consideration for our acquisition of Output Exploration, LLC was comprised of approximately 339,000 shares of our Common Stock.

Pursuant to our Restated Certificate of Incorporation, our board of directors has the authority to issue additional shares of common stock without approval of our stockholders, subject to applicable stock exchange requirements.

Our Restated Certificate of Incorporation permits our board of directors to issue preferred stock with rights greater than our Common Stock.

Although there are no current plans, arrangements, understandings or agreements to issue any preferred stock, our Restated Certificate of Incorporation authorizes our board of directors to issue one or more series of preferred stock and set the terms of the preferred stock without seeking any further approval from our stockholders. Any preferred stock that is issued may rank ahead of our Common Stock for dividend priority and liquidation premiums and may have greater voting rights, and have other preferences to, our Common Stock.

The exercise of stock options or warrants would result in dilution of our Common Stock.

To the extent options to purchase Common Stock under employee and director stock option plans are exercised, holders of our Common Stock will be diluted. As of April 27, 2007, there were outstanding under our 1995 Flexible Incentive Plan options to purchase an aggregate 855,750 shares of our Common Stock. No stock options have been granted under our 2005 Stock Incentive Plan.  Additionally at the same date, there were warrants to purchase 766,500 shares of our Common Stock outstanding.

Instituted in 1999, our Rights Plan and certain provisions in our Restated Certificate of Incorporation may inhibit a takeover of the Company.

•
Our Rights Plan and certain provisions in our Restated Certificate of Incorporation could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company.

•
Our Rights Plan, commonly referred to as a “poison pill,” provides that when any person or group acquires beneficial ownership of 15% or more of Company common stock, or commences a tender offer which would result in beneficial ownership of 15% or more of such stock, holders of rights under the Rights Plan will be entitled to purchase, at the Right’s then current exercise price, shares of our common stock having a value of twice the Right’s exercise price.

•
Pursuant to our Restated Certificate of Incorporation, our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of the Company.

•
Our Restated Certificate of Incorporation provides that our Board of Directors will be divided into three classes of approximately equal numbers of directors, with the term of office of one class expiring each year over a three-year period. Classification of directors has the effect of making it more difficult for stockholders to change the composition of our Board. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in the majority of the Board.

Sales of substantial amounts of our Common Stock may adversely affect our stock price and make future offerings to raise more capital difficult.

Sales of a large number of shares of our Common Stock in the market or the perception that sales may occur could adversely affect the trading price of our Common Stock. We may issue restricted securities or register additional shares of Common Stock in the future for our use in connection with future acquisitions. Except for volume limitations and certain other regulatory requirements applicable to affiliates, such shares may be freely tradable unless we contractually restrict their resale.

The availability for sale, or sale, of the shares of Common Stock eligible for future sale could adversely affect the market price of our Common Stock.

We do not expect to pay dividends on our Common Stock.

We do not expect to pay any cash dividends with respect to our Common Stock in the foreseeable future. We intend to retain any earnings for use in our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”) we may include forward looking statements (as defined in the Reform Act) in oral or written public statements used by or on behalf of us with respect to our future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “objective,” “plan,” “aspiration,” “outlook,” “outcome,” “continue,” “remain,” “maintain,” “strive,” “trend” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

We caution that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and we assume no duty and do not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.  You should carefully read the risk factors described in the “Risk Factors” section of this prospectus for a description of certain risks that could, among other things, cause our actual results to differ from these forward looking statements.

SELLING STOCKHOLDERS

We are registering for resale the shares covered by this prospectus on behalf of the selling stockholders identified below.  All of the selling stockholders, except Alan L. Edgar, acquired the resale shares from us in a private placement on April 4, 2006 (referred to herein as the “private placement”).  We issued a total of 3,000,000 shares in the private placement.  A.G. Edwards & Sons, Inc. and Harris Nesbitt Corp. served as co-placement agents in the private placement.

Alan L. Edgar, one of our directors, acquired the shares being registered for resale on January 25, 2006 upon the exercise of a warrant.  Such warrant was issued to Mr. Edgar in February 2000 as partial consideration for investment advisory services he provided to us in connection with a private placement.  Mr. Edgar was not a director of ours at the time he was awarded the warrant.  The warrant granted Mr. Edgar the right to acquire 133,333 shares of our common stock at $3.00 per share.

We are registering the shares to permit the selling stockholders to resell the shares when and as they deem appropriate.  The shares offered were previously registered by a registration statement on Form S-1 (Registration No. 333−133634).  The post-effective amendment to the previously filed registration statement, of which this prospectus forms a part, is filed solely to register these shares by a registration statement on Form S-3.  The shares covered by this prospectus represent shares that to our knowledge remain unsold.

 The following table sets forth:

•	the name of the selling stockholders;

•	the number and percent of shares of our common stock that the selling stockholders beneficially owned prior to the offering for resale of the shares under this prospectus;

•	the number of shares of our common stock that may be offered for resale for the account of the selling stockholders under this prospectus; and

•
the number and percent of shares of our common stock to be beneficially owned by the selling stockholders after the offering of the resale shares (assuming all of the offered resale shares are sold by the selling stockholders).

The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each stockholder may offer under this prospectus.  We do not know how long the selling stockholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the resale shares.  The shares offered by this prospectus may be offered from time to time by the selling stockholders listed below.

This table is prepared solely based on information supplied to us by the listed selling stockholders and assumes the sale of all of the resale shares.  The applicable percentages of beneficial ownership are based on an aggregate 33,366,642 shares of our common stock issued and outstanding on April 27, 2007.  Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of April 27, 2007 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding those options or warrants, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.
	Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Shares to be Beneficially Owned After the Offering
Selling Stockholders(1)	Number	Percentage		Number	Percentage
Castlerigg Master Investments Ltd.(2)	25,061	*	25,061	0	*
Essex Alpha Fund, LLC(3)	7,100	*	7,100	0	*
Essex Natural Resources Fund, LP(4)	4,153	*	4,153	0	*
Essex Performance Fund, LP(5)	7,100	*	7,100	0	*
New Discovery Fund Limited(6)	7,100	*	7,100	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited(7)	41,222	*	41,222	0	*
UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited(8)	6,993	*	6,993	0	*
UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited(9)	25,558	*	25,558	0	*
Alan L. Edgar(10)	291,433	*	133,333	158,100	*

*           Represents less than 1% of total shares outstanding.

(1)	According to information provided to us as of the date of filing, no selling stockholder is a broker-dealer or affiliate of a broker-dealer.

(2)
Sandell Asset Management Corp. (“SAMC”), is the investment manager of Castlerigg Master Investments Ltd. (“Master”).  Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master.  Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”).  Holdings is the controlling shareholder of Master.  Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Master.  The business address of each of these entities is as follows: c/o Sandell Asset Management Corp., 40 West 57th Street, 26th Floor, New York, NY 10019.  SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

(3)
Essex Investment Management Co. is the managing member of Essex Alpha Fund, LLC and consequently has voting control and investment discretion over these shares.  The address of Essex Alpha Fund, LLC is 125 High St., 29th Floor, Boston, MA 02110.

(4)
Essex Investment Management Co. is the general partner of Essex Natural Resources Fund, LP and consequently has voting control and investment discretion over these shares.  The address of Essex Natural Resources Fund, LP is 125 High St., 29th Floor, Boston, MA 02110.

(5)
Essex Investment Management Co. is the general partner of Essex Performance Fund, LP and consequently has voting control and investment discretion over these shares.  The address of Essex Performance Fund, LP is 125 High St., 29th Floor, Boston, MA 02110.

(6)
Essex Investment Management Co. is the investment advisor of New Discovery Fund Limited and consequently has voting control and investment discretion over these shares.  The address of New Discovery Fund is 125 High St., 29th Floor, Boston, MA 02110.

(7)
Nick Nocerino is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited.  Nick Nocerino disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited.  The address of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(8)
Nick Nocerino is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited.  Nick Nocerino disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited.  The address of UBO O’Connor LLC fbo O’Connor Global Convertible Arbitrage II Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(9)
Jeff Putman is the Portfolio Manager of UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited and as such controls the voting and investment power of these shares and thus may be deemed to beneficially own the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited.  Mr. Putman disclaims beneficial ownership of the shares held by UBS O’Connor LLC fbo O’Connor PIPES Corporate Strategies Master Limited.  The address of UBS O’Connor LLC fbo O’Connor PIPEs Corporate Strategies Master Limited is One North Wacker Dr., 32nd Floor, Chicago, IL 60606.

(10)	Mr. Edgar has served as a director of the Company since May 2000. Mr. Edgar’s address is c/o TXCO Resources Inc., 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258.

REGISTRATION RIGHTS OF SELLING STOCKHOLDERS

Private Placement Registration Rights Agreement

We entered into a registration rights agreement with the selling stockholders who purchased in the private placement.  Pursuant to such registration rights agreement, we previously filed a registration statement on Form S-1 (Registration No. 333−133634) with the Securities and Exchange Commission (the “Commission”).  The post-effective amendment to the previously filed registration statement, of which this prospectus forms a part, is filed solely to register these shares by a registration statement on Form S-3.  The shares covered by this prospectus represent shares that to our knowledge remain unsold.

When we use the term “registrable securities” in this section, we are referring to:

•	the shares of common stock offered by this prospectus that were purchased in the private placement; and

•	any other securities issued or issuable with respect to or in exchange for such shares.

Any particular securities constituting registrable securities will cease to be registrable securities when the securities:

•	have been sold pursuant to a registration statement;

•	have been sold to the public pursuant to Rule 144 under the Securities Act; or

•	are eligible for resale under Rule 144(k) under the Securities Act.

We have agreed to use commercially reasonable efforts to have the registration statement registering the registrable securities declared effective as soon as practicable.  If after such registration statement has been declared effective by the Commission, sales cannot be made pursuant to such registration statement for any reason (subject to certain limited exceptions), then we are required to pay liquidated damages to each selling stockholder in an amount per month (or pro rata for any portion thereof) equal to 1% of the amount purchased by such selling stockholder from the Company in the private placement subject to a maximum of 10%.

Notwithstanding the foregoing, for not more than 20 consecutive days or for a total of not more than 60 days in any 12 month period, we may delay, suspend the use of, or withdraw any such registration statement or qualification of registrable securities if we in good faith determine that such registration statement, or the use thereof, would materially or adversely affect any material corporate event or would otherwise require disclosure of nonpublic information which our Board of Directors determines, in its reasonable judgment, (1) is not in our best interests at such time, or (2) an event which would cause the prospectus to contain an untrue statement of a material fact or omit a fact necessary to make the statements therein not misleading.

We have agreed with the selling stockholders (who purchased in the private placement) to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus (that were purchased in the private placement) have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which such shares (other than shares held by our Affiliates) may be sold pursuant to Rule 144(k) of the Securities Act, and (3) April 4, 2008

We have agreed to indemnify the selling stockholders who purchased in the private placement against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

Under the registration rights agreement we have also agreed to:

•	pay all reasonable expenses of the registration statement;

•	provide each registered holder copies of the prospectus;

•	notify holders when the registration statement has become effective and the occurrence of any events effecting the accuracy or effectiveness of the registration statement; and

•	take other reasonable steps reasonably necessary to effect the registration of the registrable securities.

Alan L. Edgar Piggy-Back Registration Rights

Alan L. Edgar acquired the shares being registered for resale on January 25, 2006 upon the exercise of a warrant.  Such warrant was issued to Mr. Edgar in February 2000 as partial consideration for investment advisory services he provided to the Company in connection with a private placement.  The warrant granted Mr. Edgar the right to acquire 133,333 shares of the of the Company’s common stock at $3.00 per share.

Pursuant to the terms of the warrant, the Company agreed that, in the event it filed a registration statement with the Commission, it would at Mr. Edgar’s written request include any shares purchased under the warrant in such registration statement.  Mr. Edgar provided written notice to the Company requesting that the Company include the shares he purchased under the warrant in the registration statement of which this prospectus forms a part.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the common shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of common shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the common shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this prospectus;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such common shares at a stipulated price per common share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume.  The selling stockholders may also sell our common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, our common shares to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common shares may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders who purchased in the private placement against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders who purchased in the private placement to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement, (2) the date on which the shares (other than shares held by our Affiliates) may be sold pursuant to Rule 144(k) under the Securities Act and (3) April 4, 2008.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock offered by the selling stockholders.  All proceeds from the sale of these shares will be solely for the accounts of the selling stockholders.

We used the net proceeds from the private placement, approximately $29.9 million, to increase drilling and development of the Glen Rose Porosity and San Miguel tar sand plays on our Maverick Basin acreage, and to fund our acquisition of a drilling rig in 2006.

LEGAL MATTERS

The validity of the issuance of common stock offered hereby has been passed upon for us by Jenkens & Gilchrist, P.C., Austin, Texas.

EXPERTS

Our financial statements as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 have been audited by Akin, Doherty, Klein & Feuge, P.C., an independent registered public accounting firm, as stated in their report with respect thereto, and are incorporated by reference herein and in the registration statement in reliance upon the authority of Akin, Doherty Klein & Feuge, P.C. as experts in accounting and auditing.

Certain oil and gas reserve data incorporated by reference to our Annual Report on Form 10-K for the year ended December, 31, 2006, was prepared by either DeGolyer and MacNaughton, and William M. Cobb & Associates, Inc., as indicated therein, in reliance upon the authority of such firms as experts in estimating proved oil and gas reserves.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus.  We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.

The following documents filed with the SEC are incorporated by reference in this prospectus:

• our Annual Report on Form 10-K for the year ended December 31, 2006;

• our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2007;

• our Current Reports on Form 8-K filed on February 26, 2007, April 5, 2007, April 16, 2007, May 8, 2007 and May 16, 2007;

• the description of our common stock in our Registration Statement on Form S-1 (File No. 333-133634) filed on May 19, 2006, including any amendment or reports filed for the purpose of updating this description;

• our Definitive Proxy Statement on Schedule 14A filed on April 10, 2007; and

• any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the termination of this offering.

You may access our Annual Report on Form 10−K, Quarterly Reports on Form 10−Q, Current Reports on Form 8−K and amendments to any of these reports, free of charge on the SEC’s website.  We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.

In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Frank Russell, General Counsel, TXCO Resources Inc., 777 E. Sonterra Blvd., Suite 350, San Antonio, Texas 78258, (210) 496-5300.

You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement.  This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted.  The information contained in this prospectus is accurate only as of the date  of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S−3 with the SEC for the stock offered pursuant to this prospectus.  This prospectus does not include all of the information contained in the registration statement and its exhibits. We have included all material terms of the registration statement and the related exhibits and schedules that are referred to in this prospectus. You should refer to the registration statement and its exhibits for additional information.

We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) SEC−0330 for further information on the operation of the public reference facilities.

257,620Shares

TXCO RESOURCES INC.

Common Stock

PROSPECTUS

The date of this prospectus is June 6, 2007